Exhibit 3.1

CERTIFICATE OF DESIGNATION

OF

SERIES G CONVERTIBLE PREFERRED STOCK

OF

STAFFING 360 SOLUTIONS, INC.

Staffing 360 Solutions, Inc., a Delaware corporation (the “Corporation”), certifies that pursuant to the authority contained in its Amended and Restated Certificate of Incorporation (as amended to the date hereof, the “Certificate of Incorporation”), and in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, its Board of Directors (the “Board of Directors”) has adopted the following resolution creating a new series of its previously authorized preferred stock, par value $0.00001 per share, designated as Series G Convertible Preferred Stock (which shall include Series G and Series G-1 Convertible Preferred Stock):

RESOLVED, that a new series of the authorized preferred stock, par value $0.00001 per share, of the Corporation be hereby created, and that the designation and amount thereof and the voting powers, preferences, and relative, participating, optional, and other special rights of the shares of such series, and the qualifications, limitations, or restrictions thereof are as follows:

1. Designation and Amount.

The shares of the series of preferred stock created hereby shall be designated as the “Series G Convertible Preferred Stock” or the “Series G-1 Convertible Preferred Stock” (collectively, the “Series G Convertible Preferred Stock”) and the number of shares constituting such series shall be 19,500, consisting of 13,000 shares of Series G and 6,500 shares of Series G-1 shares. The initial liquidation preference of the Series G Convertible Preferred Stock shall be $1,000.00 per share (the “Liquidation Value”).

The Series G Convertible Preferred Stock is intended to be substantially identical to the Series E Convertible Preferred Stock, other than the addition of certain voting rights.

2. Rank.

The Series G Convertible Preferred Stock shall, with respect to dividend rights and rights on liquidation, winding up and dissolution, rank (i) senior to both the Corporation’s Common Stock and to the Corporation’s Series A, Series B and Series C Preferred Stock, as well as any other classes and series of stock of the Corporation now or hereafter authorized, issued or outstanding, which by their terms expressly provide that they are junior to the Series G Convertible Preferred Stock or which do not specify their rank, including, for the avoidance of doubt, the Series F Convertible Preferred Stock (collectively with the Common Stock, the “Junior Securities”); (ii) on a parity with each other class of capital stock or series of preferred stock authorized or issued by the Corporation after the date hereof, the terms of which specifically provide that such class or series will rank on a parity with the Series G Convertible Preferred Stock as to dividend distributions and distributions upon the liquidation, winding up and dissolution of the Corporation, but only if such class or series has been approved by the holders of Series G Convertible Preferred Stock as provided in Subsection 5.2 below (collectively referred to as “Parity Securities”); and (iii) junior to each other class of capital stock or other series of Preferred Stock issued by the Corporation after the date hereof the terms of which specifically provide that such class or series will rank senior to the Series G Convertible Preferred Stock as to dividend distributions or distributions upon the liquidation, winding up and dissolution of the Corporation, but only if such class or series has been approved by the holders of Series G Convertible Preferred Stock as provided in Subsection 5.1 below (collectively referred to as “Senior Securities”).

3. Dividends and Distributions.

3.1Amount.

3.1.1Cash Dividends.

(a) Subject to Section 3.1.1(b), the holders of shares of Series G Convertible Preferred Stock, in preference to the holders of any Junior Securities, shall be entitled to receive, when, as and if declared by the Board of Directors out of funds of the Corporation legally available therefor, cash dividends on the Series G Convertible Preferred Stock, which shall accrue at an annual rate per share equal to (i) 12% from the date of issuance of the shares of Series G Convertible Preferred Stock (the “Issue Date”) until such time as there exists and is continuing a default by the Corporation on any of its obligations hereunder, which shall include the failure to pay the dividend provided for herein within three (3) business days of the monthly dividend payment dates specified below, or an Event of Default exists and is continuing under Article 9 of the Second Amended and Restated Note Purchase Agreement dated as of October 26, 2020, among the Corporation and certain of its subsidiaries and Jackson Investment Group, LLC (“JIG”) (as such agreement may be further amended, restated or modified, the “Note Purchase Agreement”) (which default or Event of Default shall be referred to herein as a “Preferred Default”), and (ii) after the occurrence and during the continuance of a Preferred Default, 17% (the “Cash Dividend Rate”), in either case with such applicable rate being paid on the Liquidation Value (which shall include the amount of the Optional PIK Dividends (as defined below) from the date that such Optional PIK Dividends are added to the Liquidation Value as provided by section 3.1.1 (b)) from and after the Issue Date and for so long any shares of Series G Convertible Preferred Stock remain outstanding.

(b) Notwithstanding the foregoing, solely during the Optional PIK Dividend Period (as defined below), the Corporation may, at its option, pay a portion, equal to fifty percent (50%) of the total cash dividends otherwise due and payable in respect of the Series G Convertible Preferred Stock (other than any Series G-1 Convertible Preferred Stock) on each Dividend Payment Date pursuant to Section 3.1.1(a), by adding such 50% portion of the total cash dividend to the aggregate Liquidation Value of the outstanding shares of Series G Preferred Stock, in lieu of the cash payment otherwise required pursuant to the above provisions of Section 3.1.1(a) (the portion of such dividend that is so added to the Liquidation Value of Series G Convertible Preferred Stock as set forth herein is referred to as an “Optional PIK Dividend”; and the portion of such dividend that is required to be paid or that the Corporation elects to pay in cash is referred to herein as a “Cash Dividend Payment”). Nothing in this Section 3.1.1 is intended to change or modify the obligations of the Corporation to pay PIK Dividends under Section 3.1.2. All cash dividends on the Series G Convertible Preferred Stock and the Series G-l Convertible Preferred Stock, including, without limitation, any Cash Dividend Payment, are hereinafter sometimes referred to herein collectively as “Cash Dividends”. As used herein the term “Optional PIK Dividend Period” means the period commencing on the Issue Date and ending on October 25, 2022.

(c) Upon each monthly payment of an Optional PIK Dividend by the Corporation, the Corporation shall issue to the holders of the Series G Preferred Stock as a fee (each such fee referred to herein as the “PIK Fee” and collectively as the “PIK Fees”) shares of the Corporation’s Common Stock (all such shares being referred to herein collectively as the “PIK Fee Shares”), for each such monthly PIK Fee, in an amount equal to $10,000 divided by the average closing price of such shares of Common Stock as reflected on Nasdaq.com over the 5 trading days prior to the applicable monthly Dividend Payment Date relating to the applicable monthly Optional PIK Dividend (provided that if such average closing price is less than $.50, or is otherwise undeterminable because such shares are no longer publicly traded or the closing price is no longer reported by Nasdaq.com, then the average closing price for these purposes shall be deemed to be $.50 and if such average closing price is greater than $3.50 then the market price for these purposes shall be deemed to be $3.50). The PIK Fees shall be calculated and paid by the Corporation on a monthly basis on each Dividend Payment Date where an Optional PIK Dividend is paid. The PIK Fees represent additional fee compensation to the holders of Series G Preferred Stock in exchange for the Corporation being allowed to pay a portion of the dividends due on the Series G Preferred Stock as an Optional PIK Dividend in accordance with the terms of Section 3.1.1, and all such PIK Fees shall be fully earned and non-refundable when an Optional PIK Dividend is so paid. The PIK Fee Shares due and payable on each Dividend Payment Date pursuant to the above provisions shall (A) be issued in the name of the holder(s) of the Series G Preferred Stock on each Dividend Payment Date, (B) be issued in book-entry form via DRS and the Corporation shall cause its transfer agent to deliver a holding statement to the holder not later than ten (10) days after each applicable Dividend Payment Date. The Corporation further covenants and agrees that the PIK Fee Shares issued hereunder will be deemed to be “PIK Fee Shares” as used in Section 7.14 of the Note Purchase Agreement and therefore entitled to all rights to registration of such shares with the SEC that are provided in the Note Purchase Agreement.

3.1.2PIK Dividends.

(a) The holders of shares of Series G Convertible Preferred Stock (other than Series G-l Convertible Preferred Stock), in preference to the holders of any Junior Securities, shall also be entitled to receive dividends payable in shares of Series G-l Convertible Preferred Stock of the Corporation having a Liquidation Value equal to 5% per annum of the Liquidation Value of the outstanding Series G Convertible Preferred Stock (such dividend, together with the Optional PIK Dividend, referred to collectively as a “PIK Dividend”, and together with Cash Dividends, “Dividends”).

(b) Shares of Series G-l Convertible Preferred Stock shall have all the same terms, preferences and characteristics as are provided for in this Certificate of Designation with respect to Series G Convertible Preferred Stock (including, without limitation, the right to receive Cash Dividends) and references herein to Series G Convertible Preferred Stock shall include Series G-l Convertible Preferred Stock unless otherwise indicated. Notwithstanding the foregoing, (i) Series G-1 Convertible Preferred Stock shall be mandatorily redeemable by the Corporation within thirty (30) days after written demand received from any holder at any time after the earlier of the occurrence of a Preferred Default or September 30, 2022, for a cash payment equal to the Liquidation Value plus any accrued and unpaid dividends thereon, (ii) the Series G-l Conversion Price shall be as provided in Subsection 6.1.1, and (iii) the Corporation shall not have any right to pay any Dividends on Series G-l Convertible Preferred Stock by issuance of Optional PIK Dividends, and all such Dividends must be paid in cash. If on the date of any such redemption, Delaware law governing distributions to stockholders prevents the Corporation from redeeming all Series G-l Convertible Preferred Stock to be redeemed, the Corporation shall ratably redeem the maximum number of shares that it may redeem consistent with such law and thereafter shall take all actions that it may legally take in order to cause the Corporation to be able to redeem lawfully the remaining shares, and shall redeem the remaining shares as soon as it may lawfully do so.

(c) No fractional shares of Series G-l Convertible Preferred Stock shall be issued to any holder pursuant to this Subsection 3.1.2 and in lieu of any such fractional share, the Corporation shall pay to such holder an amount in cash equal to the applicable fraction of a share of Series G-l Convertible Preferred Stock multiplied by the Liquidation Value. The Corporation shall deliver to each holder on each Dividend Payment Date a statement evidencing the issuance of the Series G-1 Convertible Preferred Stock issued to such holder as a PIK Dividend. The Corporation shall not be required to issue certificates evidencing the Series G-l Convertible Preferred Stock and all shares of Series G-l Convertible Preferred Stock shall be issued in book entry form and the Corporation shall make appropriate entry in its stock transfer records to reflect such issuance and outstanding shares of Series G-l Convertible Preferred Stock on each Dividend Payment Date.

3.2Calculation and Payment. Dividends shall be (i) calculated and compounded monthly, and (ii) cumulative, whether or not declared or paid, and will accrue and be payable monthly, in arrears, on the first day of each month (each such date referred to herein as a “Dividend Payment Date”), except that if any Dividend Payment Date is not a Business Day, then they shall be payable on the next succeeding Business Day, Dividends payable on the Series G Convertible Preferred Stock will be computed on the basis of a 360-day year consisting of twelve 30-day months and the number of days actually elapsed, and will be deemed to accrue on a daily basis.

3.3Priority. No dividends shall be declared or paid nor funds set apart for the payment of dividends on any Junior Securities for so long as any Series G Convertible Preferred Stock is issued and outstanding. Notwithstanding the foregoing, the Company shall be permitted to pay a quarterly cash dividend to the holders of its Common Stock in the amount of one cent per share of Common Stock issued and outstanding, provided, that such cash dividend does not exceed $100,000 in the aggregate per fiscal quarter of the Company, and provided that at the time of the making of such dividend no Preferred Default shall exist or would result therefrom.

3.4 Treatment of Accrued and Unpaid Dividends in respect of Series E and Series E-1 Preferred Stock, and Related Matters. Pursuant to and subject to the terms and conditions of that certain Exchange Agreement dated as of May 6, 2021 (the “Exchange Agreement”), between the Company and JIG, all of the outstanding Series E Convertible Preferred Stock and Series E-1 Convertible Preferred Stock of the Company are being exchanged for the Series G Convertible Preferred Stock and Series G-1 Convertible Preferred Stock, respectively, and upon the effective date of such exchange all such outstanding Series E and Series E-1 Convertible Preferred Stock of the Company shall no longer be considered outstanding and shall be canceled by the Company. Notwithstanding anything herein or in the Exchange Agreement to the contrary, all accrued and unpaid dividends (wherein in cash or pay in kind) as of the Closing (as defined in the Exchange Agreement) in respect of (a) the Series E Convertible Preferred Stock (other than Series E-1 Convertible Preferred Stock) of the Company shall be deemed to continue and constitute accrued dividends hereunder in respect of the Series G Convertible Preferred Stock (other than Series G-l Convertible Preferred Stock), and (b) the Series E-1 Convertible Preferred Stock of the Company shall be deemed to continue and constitute accrued dividends hereunder in respect of the Series G-1 Convertible Preferred Stock, and such dividends shall be due and payable at the times and in the manner provided for above for payment of dividends; it being the intent of JIG and the Company that all such accrued and unpaid dividends in respect of the Series E and Series E-1 Convertible Preferred Stock shall survive the consummation of the exchange contemplated by the Exchange Agreement and shall be deemed to be a continuing obligation of the Company and shall be payable in accordance with the terms of this Certificate of Designation following the consummation of such exchange and the related cancellation of the Series E and Series E-1 Convertible Preferred Stock in connection therewith.

4. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

4.1Preferential Payments to Holders of Series G Convertible Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Series G Convertible Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of any Junior Securities by reason of their ownership thereof, an amount per share equal to the Liquidation Value, plus any accrued but unpaid dividends. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series G Convertible Preferred Stock the full amount to which they shall be entitled under this Subsection 4.1, the holders of shares of Series G Convertible Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The aggregate amount which a holder of a share of Series G Convertible Preferred Stock is entitled to receive under this Subsection 4.1 is hereinafter referred to as the “Series G Liquidation Amount.”

4.2Deemed Liquidation Events.

4.2.1Definition. Each of the following events shall be considered a “Deemed Liquidation Event” unless the holders of at least a majority of the outstanding shares of Series G Convertible Preferred Stock elect otherwise by written notice sent to the Corporation at least 10 days prior to the effective date of any such event:

(a)a merger or consolidation in which the Corporation is a constituent party or a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b)the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

4.2.2Effecting a Deemed Liquidation Event.

(a)The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 4.2.1(a) unless the agreement or plan of merger or consolidation for such transaction (the “Merger Agreement”) provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Subsection 4.1.

(b)In the event of a Deemed Liquidation Event referred to in Subsection 4.2.1(a) or 4.2.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within thirty (30) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Series G Convertible Preferred Stock no later than the thirtieth (30th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Series G Convertible Preferred Stock, and (iii) if the holders of at least a majority of the then outstanding shares of Series G Convertible Preferred Stock so request in a written instrument delivered to the Corporation not later than sixty (60) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the “Available Proceeds”), on the ninetieth (90th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Series G Convertible Preferred Stock at a price per share equal to the Liquidation Value plus any accrued but unpaid dividends on such shares. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Series G Convertible Preferred Stock, the Corporation shall ratably redeem each holder’s shares of Series G Convertible Preferred Stock to the fullest extent of such Available Proceeds, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Provided, however, if the liquidation, dissolution or winding up of the affairs of the Corporation is not within the Corporation’s control, including not approved by its Board of Directors, a holder shall only be entitled to receive from the Corporation or any successor entity, as of the date of the liquidation, dissolution, or winding up of the affairs of the Corporation, the same type or form of consideration (and in the same proportion) that is being offered and paid to the holders of Common Stock of the Company in connection with the liquidation, dissolution, or winding up of the affairs of the Corporation, whether that consideration be in the form of cash, stock or any combination thereof, or whether the holders of Common Stock are given the choice to receive from among alternative forms of consideration. Prior to the distribution or redemption provided for in this Subsection 4.2.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

4.3Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors.

4.4Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Subsection 4.2.1(a), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the “Additional Consideration”), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the “Initial Consideration”) shall be allocated among the holders of capital stock of the Corporation in accordance with Subsection 4.1 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsection 4.1 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 4.4, consideration placed into escrow or retained as holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

5. Voting.

5.1General. Except as provided by law or by the other provisions of the Certificate of Incorporation and as provided in Section 5.2 and Section 5.3 below, holders of Series G Convertible Preferred Stock shall have no right to vote on any matter presented to the stockholders of the Corporation for their action or consideration.

5.2Series G Convertible Preferred Stock Protective Provisions. At any time that any shares of Series G Convertible Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Series G Convertible Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect:

5.2.1liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

5.2.2amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Series G Convertible Preferred Stock;

5.2.3create or authorize the creation of any new class or series of capital stock, or issue or authorize or commit to the issuance of any shares of any class or series of capital stock of the Corporation or any security convertible into or excisable for any such capital stock, including pursuant to grants to directors, employees or contractors (other than pursuant to binding agreements entered into prior to the Issue Date), business acquisitions or combinations, or otherwise; provided, however, this subsection 5.2.3 shall not prohibit the Corporation from (i) issuing shares of Common Stock upon the conversion or exercise of warrants, options, notes, preferred stock or other instruments that are convertible into or exercisable for shares of Common Stock in accordance with their terms and outstanding as of the Issue Date, (ii) selling shares of Common Stock in a public or private offering on or before the first (1st) anniversary of the Issue Date for gross proceeds up to $3,000,000, where proceeds are used for working capital purposes only (“Permitted Financing”), (iii) granting up to 75,000 shares of Common Stock on or before the second (2nd) anniversary of the Issue Date as part of one or more new management recruitment packages, and (iv) issuing up to 450,000 shares of Common Stock pursuant to a new long-term incentive plan providing for grants to management that would not vest or be payable until the later to occur of December 31, 2020 and the redemption in full of all Series G Convertible Preferred Stock pursuant to Section 7 hereof.

5.2.4reclassify, alter or amend (i) any existing Parity Securities if such reclassification, alteration or amendment would render such other security senior to the Series G Convertible Preferred Stock in respect of any such right, preference, or privilege, or (ii) any existing Junior Securities of the Corporation if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series G Convertible Preferred Stock in respect of any such right, preference or privilege;

5.2.5purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series G Convertible Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof; or

5.2.6enter into any transaction with a “related person” as defined in Item 404 of Regulation S-K under the Securities Exchange Act of 1934, as amended, or with any director, officer, or employee of the Corporation or any “associate” (as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended) of any such director, officer, or employee.

5.3 Voting Rights. Except as otherwise provided herein or as otherwise required by law, the Series G Convertible Preferred Stock shall vote on an “as converted” basis on all matters submitted to the holders of Common Stock for approval (the “Voting Right”); provided, that such Voting Right shall expire on the day that is the sixth month anniversary of the Issue Date.

6. Optional Conversion.

The holders of the Series G Convertible Preferred Stock shall have conversion rights as follows (the “Conversion Rights”):

6.1Right to Convert.

6.1.1Conversion Ratio. Each share of Series G Convertible Preferred Stock shall be convertible, at the option of the holder thereof, at any time from and after a Conversion Trigger (as defined below), and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Series G Liquidation Value plus any accrued but unpaid dividends on such share by the Series G Conversion Price or the Series G-l Conversion Price (as defined below) in effect at the time of conversion. The “Series G Conversion Price” and the “Series G-l Conversion Price” shall be $0.61. Such Series G Conversion Price and Series G-l Conversion Price, and the rate at which shares of Series G and Series G-1 Convertible Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below. As used herein, the term “Conversion Trigger” means (i) with respect to the Series G Convertible Preferred Stock, the earlier of October 31, 2022 or the occurrence of a Preferred Default (as defined in Section 3.1 herein) and (ii) with respect to the Series G-l Convertible Preferred Stock, October 31, 2020.

6.1.2Termination of Conversion Rights. In the event of a notice of redemption of any shares of Series G Convertible Preferred Stock pursuant to Section 7, the Conversion Rights of the shares designated for redemption shall terminate at the close of business on the last full business day preceding the Redemption Date (as defined below) for such shares, unless the Redemption Price (as defined below) is not fully paid on such Redemption Date, in which case the Conversion Rights for such shares shall continue until such price is paid in full. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full business day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Series G Convertible Preferred Stock.

6.2Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series G Convertible Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series G Convertible Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

6.3Mechanics of Conversion.

6.3.1Notice of Conversion. In order for a holder of Series G Convertible Preferred Stock to voluntarily convert shares of Series G Convertible Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation’s transfer agent at the office of the transfer agent for the Series G Convertible Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder’s shares of Series G Convertible Preferred Stock and, if applicable, any event on which such conversion is contingent, and (b) if such holder’s shares are certificated, surrender the certificate or certificates for such shares of Series G Convertible Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series G Convertible Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder’s name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the “Conversion Time”), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Series G Convertible Preferred Stock, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and may, if applicable and upon written request, issue and deliver a certificate for the number (if any) of the shares of Series G Convertible Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, and (ii) pay in cash such amount as provided in Subsection 6.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion.

6.3.2Reservation of Shares. Following the Reverse Stock Split Date, the Corporation shall at all times when the Series G Convertible Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series G Convertible Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series G Convertible Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series G Convertible Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Series G Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Series G Convertible Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Series G or Series G-1 Conversion Price. Notwithstanding anything to the contrary herein, any failure by the Company to increase its authorized and unissued shares of Common Stock to such number of shares of Common Stock as shall be sufficient to cover the sum of (i) the shares of Common Stock issuable upon any conversion of the Series G Convertible Preferred Stock and (ii) the shares of Common Stock issuable upon the exercise of the Existing Warrant (as defined in the Note Purchase Agreement) by June 30, 2021, for any reason whatsoever (unless JIG in its sole discretion agrees in writing to an extension of such date), shall constitute a Preferred Default hereunder.

“Reverse Stock Split Date” means, subject to Amendment Approval, the date on which the Amendment (as defined below in the definition of “Amendment Approval”) is filed and accepted with the State of Delaware and the Reverse Stock Split is deemed effective.

“Amendment Approval” means the approval by the stockholders of the Corporation of the amendment to the Corporation’s Certificate of Incorporation to effect the Reverse Stock Split (the “Amendment”).

“Reverse Stock Split” means a reverse stock split of the Common Stock between a range of 2-into-l to up to 20-into-l to be determined by the Board of Directors immediately following the Amendment Approval, in any case in a ratio sufficient to allow for the exercise in full of the Series G Convertible Preferred Stock and to satisfy the minimum bid requirements of the Nasdaq Stock Exchange.

6.3.3Effect of Conversion. All shares of Series G Convertible Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 6.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Series G Convertible Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series G Convertible Preferred Stock accordingly.

6.3.4No Further Adjustment. Upon any such conversion, no adjustment to the Series G or Series G-1 Conversion Price shall be made for any declared but unpaid dividends on the Series G Convertible Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

6.3.5Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Series G Convertible Preferred Stock pursuant to this Section 6. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Series G Convertible Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

6.4Adjustments to Series G and Series G-1 Conversion Price.

6.4.1Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Issue Date effect a subdivision of the outstanding Common Stock, the Series G and Series G-1 Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of Series G Convertible Preferred Stock shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Issue Date combine the outstanding shares of Common Stock, the Series G and Series G-1 Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of Series G Convertible Preferred Stock shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

6.4.2Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Series G and Series G-1 Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Series G and Series G-1 Conversion Price then in effect by a fraction:

(a)the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(b)the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series G and Series G-1 Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series G and Series G-1 Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of Series G Convertible Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series G Convertible Preferred Stock had been converted into Common Stock on the date of such event.

6.4.3Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Subsection 6.4.2 do not apply to such dividend or distribution, then and in each such event the holders of Series G Convertible Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Series G Convertible Preferred Stock had been converted into Common Stock on the date of such event.

6.4.4Adjustment for Reorganization, Reclassification, Merger or Reorganization. Subject to the provisions of Subsection 4.2, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Series G Convertible Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 6.4.1, 6.4.2 or 6.4.3), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series G Convertible Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Series G Convertible Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Subsection 6.4.4 with respect to the rights and interests thereafter of the holders of the Series G Convertible Preferred Stock, to the end that the provisions set forth in this Subsection 6.4.4 (including provisions with respect to changes in and other adjustments of the Series G and Series G-1 Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series G Convertible Preferred Stock. For the avoidance of doubt, nothing in this Subsection 6.4.4 shall be construed as preventing the holders of Series G Convertible Preferred Stock from seeking any appraisal rights to which they are otherwise entitled under the DGCL in connection with a merger triggering an adjustment hereunder, nor shall this Subsection 6.4.4 be deemed conclusive evidence of the fair value of the shares of Series G Convertible Preferred Stock in any such appraisal proceeding.

6.4.5Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series G and Series G-1 Conversion Price pursuant to this Subsection 6.4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series G Convertible Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series G Convertible Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Series G Convertible Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Series G and Series G-1 Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Series G Convertible Preferred Stock.

6.5Notice of Record Date. In the event:

(a)the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Series G Convertible Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b)of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c)of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be delivered to the holders of the Series G Convertible Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Series G Convertible Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series G Convertible Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) business days prior to the record date or effective date for the event specified in such notice.

7. Redemption.

7.1General. Unless prohibited by Delaware law governing distributions to stockholders, shares of Series G Convertible Preferred Stock may be redeemed by the Corporation at a per share price equal to the Liquidation Value, plus all accrued but unpaid dividends thereon (the “Redemption Price”), at any time on or after the Issue Date. Notwithstanding the foregoing, all proceeds from sales of any equity securities by the Corporation after the Issue Date (other than the Permitted Financing) must be used exclusively to redeem shares of Series G Convertible Preferred Stock pursuant to the provisions of this Section 7, unless otherwise agreed in writing in advance of the sale of such equity by holders of at least a majority of the outstanding shares of Series G Convertible Preferred Stock. For clarity, the Corporation shall not be required to use the proceeds of the Permitted Financing to redeem the Preferred Stock and the Corporation may use such proceeds for working capital purposes.

7.2Redemption Notice. The Corporation shall send written notice of any redemption (the “Redemption Notice”) to each holder of record of Series G Convertible Preferred Stock not less than forty (40) days prior to the date that such shares are to be redeemed (the “Redemption Date”). Each Redemption Notice shall state:

(a)the number of shares of Series G Convertible Preferred Stock held by the holder that the Corporation shall redeem on the Redemption Date specified in the Redemption Notice;

(b)the Redemption Date and the Redemption Price;

(c)the date upon which the holder’s right to convert such shares terminates (as determined in accordance with Section 6); and

(d)for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Series G Convertible Preferred Stock to be redeemed.

7.3Surrender of Certificates; Payment. On or before the applicable Redemption Date, each holder of shares of Series G Convertible Preferred Stock to be redeemed on such Redemption Date, unless such holder has exercised his, her or its right to convert such shares as provided in Section 6, shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Series G Convertible Preferred Stock represented by a certificate are redeemed, a new certificate, instrument, or book entry representing the unredeemed shares of Series G Convertible Preferred Stock shall promptly be issued to such holder.

7.4Rights Subsequent to Redemption. If the Redemption Notice shall have been duly given, and if on the applicable Redemption Date the Redemption Price payable upon redemption of the shares of Series G Convertible Preferred Stock to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the shares of Series G Convertible Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Series G Convertible Preferred Stock shall cease to accrue after such Redemption Date and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of any such certificate or certificates therefor.

7.5 [Reserved]

7.6Additional Mandatory Redemption. In addition to and not in limitation of any other provisions set forth in this Section 7, the Corporation shall be required to redeem a portion of the Series G Preferred Stock in an amount equal to the entire amount of all cash proceeds now or hereafter received from the sale of the assets of the Corporation’s subsidiary, Staffing 360 Georgia, LLC, a Georgia limited liability company (“S360 Georgia”), as required pursuant to that certain Consent Agreement, dated as of September 22, 2020, by and among the Corporation, S360 Georgia, certain other subsidiaries of the Corporation party thereto, and the holder of the Series G Convertible Preferred Stock party thereto.

8. Redeemed or Otherwise Acquired Shares.

Any shares of Series G Convertible Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series G Convertible Preferred Stock following redemption.

IN WITNESS WHEREOF, the Company has caused this Certificate of Designations to be duly executed by its duly authorized officer on this 6th day of May, 2021.

STAFFING 360 SOLUTIONS, INC.

By:	/s/ Brendan Flood
Name:	Brendan Flood
Title:	Chairman and Chief Executive Officer